UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On June 10, 2024 Super Group (SGHC) Limited (NYSE: SGHC) held its 2024 Annual Meeting of Shareholders (the “Annual Meeting”).

Represented at the Annual Meeting were 455,281,790 ordinary shares, or 90.79%, of the Company’s 501,431,414 ordinary shares entitled to vote at the Annual Meeting. The following matters were voted upon at the Annual Meeting and below are the voting results:

	FOR		AGAINST		ABSTAIN
Resolution 1	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION that the annual report, the audited financial statements, the Directors’ report and the Auditor’s report for the financial year ended 31 December 2023 were received and approved:	455,261,118	99.99	7,284	0.01	13,388

	FOR		AGAINST		ABSTAIN
Resolution 2	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION re-appointing BDO LLP as the auditor of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the “Companies Law”):	455,244,455	99.99	28,752	0.01	8,583

	FOR		AGAINST		ABSTAIN
Resolution 3	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION to authorise the Directors of the Company to determine the remuneration of the Auditor in accordance with section 259(a)(ii) of the Companies Law:	455,262,022	99.99	14,446	0.01	5,322

	FOR		AGAINST		ABSTAIN
Resolution 4	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Eric Grubman as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company:	455,173,867	99.98	103,615	0.02	4,308

	FOR		AGAINST		ABSTAIN
Resolution 5	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of John Le Poidevin as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company:	454,107,714	99.74	1,169,768	0.26	4,308

	FOR		AGAINST		ABSTAIN
Resolution 6	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Robert James Dutnall as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company:	437,505,656	96.10	17,771,826	3.90	4,308

	FOR		AGAINST		ABSTAIN
Resolution 7	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Natara Holloway Branch as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company:	455,188,522	99.98	88,749	0.02	4,519

	FOR		AGAINST		ABSTAIN
Resolution 8	Votes	% of Votes	Votes	% of Votes	Votes
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Jonathan Jossel as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company:	442,819,164	97.26	12,458,318	2.74	4,308

	FOR		AGAINST		ABSTAIN
Resolution 9	Votes	% of Votes	Votes	% of Votes	Votes

Super Group shareholders approved an ORDINARY RESOLUTION confirming that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company’s Articles of Incorporation) (the “Shares”), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.   the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.  the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.   the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% the of the average market value of a Share for the three Business Days prior to the day the purchase is made;

such authority to expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2025 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly.

	451,871,161	99.25	3,389,449	0.75	21,180

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: June 13, 2024	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory